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Michael Kaplan

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

CONFIDENTIAL

June 13, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7561

Attention:	Max A. Webb
J. Nolan McWilliams
Heather Clark
Linda Cvrkel

Re:	Israel Chemicals Ltd.
Amendment No. 1 to
Confidential Draft Registration Statement on Form F-1
Submitted May 15, 2014
CIK No. 0000941221

Ladies and Gentlemen:

By letter dated May 30, 2014, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 1 to the draft Registration Statement on Form F-1 (the “Registration Statement”) of Israel Chemicals Ltd. (the “Company”) relating to a proposed offering in the United States of the Company’s ordinary shares (the “Shares”). The Company is providing responses to your comments as indicated below.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter. References to page numbers in the Registration Statement are to page numbers in the marked copy of the Registration Statement provided to you today, which reflects changes made to the Registration Statement submitted for confidential review to the Staff on May 15, 2014. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Risk Factors, page 16

Although we do not expect to be a passive foreign investment company, page 31

1.                                      We note your statement that you do not intend to provide shareholders with the information that would enable them to make a qualifying electing fund (“QEF”) election, which, if available, would result in alternative tax treatment.  As previously requested, please also disclose that the QEF alternative tax treatment could mitigate the adverse U.S. federal income tax consequences for some U.S. holders should you be classified as a PFIC.

In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the Registration Statement.

Management’s Discussion and Analysis, page 40

Results of Operations, page 45

Phosphates, page 56

2.                                      We note your presentation of operating income excluding unusual items on page 57.  Please revise to include footnote disclosure explaining the nature and amounts of the unusual items excluded from this measure during both the three months ended March 31, 2014 and 2013.  In this regard, we note that footnote (1) states that unusual items for 2013 includes $60 million of early retirement expenses, however, no value is disclosed in the table for operating income excluding unusual items for the three months ended March 31, 2013.  Also, the table discloses operating income excluding unusual items of $37 million for the three months ended March 31, 2014 but does not disclose the nature and amount of the unusual items excluded from this measure.  Please revise to clearly disclose your operating income excluding unusual items for each period presented disclosing the nature and amounts of the unusual items excluded from this measure during each period presented.

In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Registration Statement.

Notes to the Consolidated Financial Statements, page F-9

Note 24 — Equity, page F-81

C. Share-based payments to employees, page F-82

3.                                      We note from your response to our prior comment number 62 that the company has disclosed the weighted average fair value of options granted during each period presented on pages F-83 and F-84 of the registration statement.  However, based on our review of your disclosures we note only the disclosure of the aggregate fair values in millions of the options granted during each period.  As requested in our prior comment, please revise your disclosure in Note 24 to disclose the weighted average grant date fair value of the option grants that were made during each period presented in your financial statements. Refer to the disclosure requirements outlined in paragraph 47 of IFRS 2.

The Company respectfully refers the Staff to Note 24 on pages F-82 to F-84 of the Registration Statement, where the Company has described its three option plans: the 2007 plan, the 2010 plan and the 2012 plan. Each option plan has only one grant date. The grant dates of the 2007 plan, the 2010 plan and the 2012 plan were January 28, 2007, January 7, 2010 and November 26, 2012, respectively.

In response to the Staff’s comment, the Company has revised Note 24 on page F-84 to include the weighted average grant date fair value of the option grants under each option plan.

4.                                      We note the disclosure on page F-83 of your financial statements which indicates that the exercise price for the options granted during 2012 is linked to the CPI that is known as of the date of payment.  Please clarify in your financial statements what date is considered the date of payment.  If this date represents the exercise date, please clearly indicate this in your financial statements.  In a related matter, please tell us whether the fact that the exercise price is linked to the CPI as of the date of payment requires you to account for these options as liabilities under IFRS. If not, please explain why.

The Company respectfully informs the Staff that the date of payment is the exercise date. In response to the Staff’s comment, the Company has revised Note 24 on page F-83 of the Registration Statement.

In addition, according to IFRS 2.16, equity-settled share-based payment transactions should be accounted for as equity. IAS 32 states that contracts that will be settled by an entity by delivering a fixed number of its own equity instruments for a variable amount of cash (i.e., options with an exercise price denominated in a currency other than the entity’s functional currency or options with a linked exercise price) should be classified as financial liabilities. However, IFRS 2 does not contain similar guidance. Accordingly, under IFRS 2, classification of share-based payment transactions need not be consistent with that which would be required under IAS 32 and should be based on what form of consideration the entity is providing to its employees (i.e., equity instruments or cash, regardless of the linkage mechanisms that may exist).

To illustrate, see below an example from KPMG’s Insights into IFRS (paragraph 4.5.610.30) regarding options with an exercise price not denominated in the Company’s functional currency (which is analogous to options with an exercise price denominated in the Company’s functional currency and linked to the exchange rate of the foreign currency):

“Company C’s shares are traded and quoted in euro, which is also C’s functional and presentation currency. C issues options on its shares to employees of its US subsidiary with a fixed exercise price that is denominated in US dollars. Because the functional currency of C is the euro but the exercise price is denominated in US dollars, C will receive a variable amount of cash on exercise of the options for a fixed number of shares. We believe that the arrangement should be classified as equity-settled, because C is providing equity instruments to employees in exchange for services. Since there are a number of identified differences between IFRS 2 and the financial instruments standards, we do not believe that an analogy to the financial instruments standards is required in respect of these arrangements.”

As evident from the above, classification of share-based payment transactions and financial instrument with linkage mechanisms under IFRS differs from the accounting treatment under U.S. GAAP. Accordingly, the options granted by the Company, which are within the scope of IFRS 2, should be accounted for as an equity-settled share-based payment transaction.

Notes to the condensed consolidated interim financial statements, page F-127

Note 6 — Additional Information, page F-134

5.                                      We refer to number 5 on page F-134.  Please revise the notes to your financial statements to disclose the nature of the $51 million provision recorded during the three months ended March 31, 2014 related to a tax assessment in Europe.  Your revised disclosure should fully explain the nature of the tax assessment, the maximum potential amount of the assessment, and if the provision recognized differs from the maximum potential amount of the assessment, how you determined the amount of the provision recognized in your financial statements during the three months ended March 31, 2014.

The Company respectfully informs the Staff that the tax assessment discussions were carried out with respect to certain subsidiaries in Europe in connection with the deduction of certain expenses. The maximum potential exposure if these expenses are not fully deducted is approximately $74 million. During the first quarter of 2014, the Company and the relevant tax authorities began discussions in order to reach a compromise. As a result, based on the initial compromise proposed by such tax authorities and the advice of the Company’s legal and tax advisors, the Company recognized a provision in the amount of approximately $51 million.

The Company respectfully notes that the disclosure of the maximum potential exposure is not required according to IAS 37, and the required disclosures outlined in IAS 37 are included in the financial statements included in the Registration Statement.

In response to the Staff’s comment, the Company has revised Note 6 on page F-134, section 6 of the Registration Statement.

Other

6.                                      Please include a currently dated consent of the independent registered public accounting firm as an exhibit upon the public filing of your Form F-1 registration statement.

The Company acknowledges the Staff’s comment and confirms that it will include a currently dated consent of the independent registered public accounting firm as an exhibit upon the first public filing of the Registration Statement.

* * *

The Company and we very much appreciate the Staff’s continued willingness to review the draft Registration Statement on a confidential basis.

If you have any questions regarding this submission, please call me at (212) 450-4111.

Very truly yours,

Michael Kaplan

Enclosures

CC:	Lisa Haimovitz, Vice President, General Counsel and Corporate Secretary (Israel Chemicals Ltd.)
Avi Doitchman, Executive Vice President, Chief Financial Officer & Strategy, Manager of Market Risk Management (Israel Chemicals Ltd.)
Leslie N. Silverman (Cleary Gottlieb Steen & Hamilton LLP)
Adam M. Klein (Goldfarb Seligman & Co.)

Adva Bitan (Gross, Kleinhendler, Hodak, Halevy, Greenberg and Co.)
Zion Amsalem (Somekh Chaikin, Certified Public Accountants (Israel), Member Firm of KPMG International)
Ofer Sela (Somekh Chaikin, Certified Public Accountants (Israel), Member Firm of KPMG International)

Via EDGAR